Exhibit 4

Silicom Ltd. and its Consolidated Subsidiary
Consolidated Balance Sheets as of December 31

		2005	2006
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	3	2,276	4,513
Marketable securities	4	-	1,009
Accounts receivable:
Trade, net		2,395	3,277
Other	5	444	301
Inventories	6	2,994	3,739
Deferred taxes	16H	-	46

Total current assets		8,109	12,885

Marketable securities	4	-	3,811

Assets held for employees' severance benefits		587	730

Property, plant and equipment, net	7	292	379

Other assets, net	8	57	48

Total assets		9,045	17,853

By: /s/ Avi Eizenman —————————————— Avi Eizenman Chairman of the Board of Directors	By: /s/ Shaike Orbach —————————————— Shaike Orbach Chief Executive Officer	By: /s/ Eran Gilad —————————————— Eran Gilad Chief Financial Officer

Kfar-Saba, Israel
May 29, 2007

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary
Consolidated Balance Sheets as of December 31

		2005	2006
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Short-term bank credit	10	500	-
Trade accounts payable		2,020	2,481
Other accounts payable and accrued expenses	9	822	971

Total current liabilities		3,342	3,452

Long-term liability
Liability for employees' severance benefits	11	1,031	1,220

Total liabilities		4,373	4,672

Commitments and contingencies	12

Shareholders' equity	13
Ordinary shares, NIS 0.01 par value; 10,000,000 shares
authorized; 4,351,050 and 5,213,600 issued as at
December 31, 2005 and 2006, respectively;
4,336,079 and 5,198,629 outstanding as at
December 31, 2005 and 2006, respectively		14	16
Additional paid-in capital		5,950	11,858
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2005 and 2006		(38)	(38)
Retained earnings (accumulated deficit)		(1,254)	1,345

Total shareholders' equity		4,672	13,181

Total liabilities and shareholders' equity		9,045	17,853

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Consolidated Subsidiary
Consolidated Statements of Income for the Year Ended December 31

		2004	2005	2006
	Note	US$ thousands except for share and per share data

Sales	14	4,559	10,876	16,118
Cost of sales		2,999	6,507	9,827

Gross profit		1,560	4,369	6,291

Operating expenses
Research and development costs, gross		1,596	1,561	1,820
Less: grant participation	12A	(145)	(98)	-

Research and development costs, net		1,451	1,463	1,820

Selling and marketing expenses		718	903	1,105
General and administrative expenses		614	695	980

Total operating expenses		2,783	3,061	3,905

Operating income (loss)		(1,223)	1,308	2,386
Financial income (expenses), net	15	(17)	14	167

Income (loss) before income tax benefit		(1,240)	1,322	2,553

Income tax benefit	16	-	-	46

Net income (loss)		(1,240)	1,322	2,599

Income (loss) per share:
Basic income (loss) per ordinary share		(0.296)	0.311	0.506

Diluted income (loss) per ordinary share		(0.296)	0.303	0.487

Weighted average number of ordinary
shares used to compute basic income
(loss) per share (in thousands)		4,190	4,256	5,138

Weighted average number of ordinary
shares used to compute diluted income
(loss) per share (in thousands)		4,190	4,364	5,341

The accompanying notes are an integral part of these consolidated financial statements.